Jeffrey Turner, Esq.

JDT LEGAL, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

AUGUST 5, 2021

Attorney Stacie Gorman

Finance Office Manufacturing

U.S. Securities Exchange Commission

Washington, D.C.20549

Re: Common Dwelling Fund, LLC

Form 1-A: Request for Qualification

File No. 024-11583

Dear Ms. Gorman:

On behalf of Common Dwelling Fund, LLC (the “Company”), I hereby request qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 10:00 AM EDT on Monday, August 9, 2021.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely, JDT LEGAL, PLLC
/s/ Jeff Turner
Jeff Turner jeff@jdt-legal.com